

June 13, 2012

<u>Via E-Mail</u>
Amy R. Curtis, Esq.
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, TX 77002

        Re: The Edelman Financial Group Inc.
                Preliminary Proxy Statement on Schedule 14A
                Filed on May 16, 2012
                File No. 0-30066

                Schedule 13E-3
                Filed on May 17, 2012
                File No. 5-57743

Dear Ms. Curtis:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

1.   Per General Instruction D.1 of Schedule 13E-3, please note that you were required to file your Schedule 13E-3 and your preliminary proxy statement on Schedule 14A at the same time.

Preliminary Proxy Statement

2.   Please revise the disclosure to provide a description of each of the following entities and their relationship to one another before and following consummation of the merger:

Edelman Financial Services, LLC; Edelman Financial Center LLC; Edelman Financial Center, Inc.; and Edelman Financial Services, Inc. Confirm whether these entities and their respective executive officers are affiliates of The Edelman Financial Group Inc. as such term is defined in Exchange Act Rule 13e-3(a)(1).

Background of the Merger, page 17

3.   The fourth paragraph on page 19 refers to initial projections prepared for a management retreat and the first paragraph following the heading "Certain Projections" on page 69 refers to projections that management does not believe are reliable for purposes of estimating the future financial performance of the Company. Please confirm such projections are one and the same. Also advise as whether Stephens relied upon these initial projections in preparing any of its reports or presentations to management or in formulating its fairness opinion.

4.   We note the following references:

   •   On November 14, 2011, Stephens' reviewed with the Special Committee its preliminary financial analyses with respect to the Company (first paragraph on page 20);

   •   On December 14, 2011, Stephens provided the Special Committee with an update to its preliminary financial analyses of the Company (fourth paragraph on page 20);

   •   On December 20, 2011, Stephens provided the Special Committee with an update to its preliminary financial analyses of the Company (first paragraph on page 21);

   •   On January 18, 2012, Stephens provided the Special Committee with an update to its preliminary financial analyses of the Company (fifth paragraph on page 21);

   •   On March 20, 2012, Stephens provided the Special Committee with an updated preliminary valuation analysis of the Company (second paragraph on page 26);

Any materials prepared by Stephens in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Stephens, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by Stephens, and file any additional presentations, discussions or reports as exhibits pursuant to Item 16 of Schedule 13E-3.

5.   Refer to the fourth paragraph on page 21 and its discussion of the adjustment to the projections to reflect a lower commission expense. Is this adjustment reflected in the projections disclosed on page 70? Did such adjustment result in revisions to Stephens analyses? If not, please advise why not. If so, please advise which set of board books filed as exhibits to the Schedule 13E-3 reflect such revisions.

6.   Refer to the third paragraph on page 22 and its discussion of the telephonic meeting held on January 25, 2012 in which Stephens provided an update to its preliminary financial analyses, which included modifications to its previous analyses. Did these modifications reflect the adjustment to the projections to reflect a lower commission expense? If not, why not. If so, please revise the disclosure to so indicate.

7.   Refer to the first paragraph on page 22 which indicates that on January 20, 2012, the Special Committee instructed Stephens to propose to Lee Equity a price of $8.95 per share and authorized Messrs. Bean and Duncan to propose a price of not less than $8.87 per share in light of a further counterproposal from Lee Equity. Given that only two days earlier, on January 18, 2012, the Special Committee agreed that it was not advisable for it to lower its counter-proposal of $9.10 per share (refer to second to last paragraph on page 21), please expand the discussion in the first paragraph on page 22 to better explain how and why the Special Committee so quickly became amenable to accepting from Lee Equity a price per share of $.15 to $.23 lower than what the Special Committee had agreed upon on January 18.

8.   Refer to the second to last paragraph on page 22. As this is the first instance in which the GFS Principals are referenced in the proxy statement, please supplement the disclosure to provide readers with context as to the identity of the GFS Principals and their relationship to the Company and its affiliates.

The Board of Directors, page 36

9.   We note the disclosure on page 36 that the board believes that the merger agreement and the transactions contemplated thereby are fair to "the Company and its shareholders (other than Parent and its affiliates to the extent that any of them own shares of the Company's common stock)." Please note the staff considers officers and directors of the Company as affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). In doing so, also consider whether such term applies to each of the Rollover Investors, including Mr. Berry, Mr. Bottazzi and Ms. Roberts, officers of Edelman Financial Services, LLC, and any other directors and officers of the Company or its affiliates who are not necessarily Rollover Investors. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a). As an example of disclosure that appears to comply with Item 1014(a), refer to the statement in

the first paragraph on page 46 indicating that the Lee Equity Filing Persons, Parent and Merger Sub believe that the Rule 13e-3 transaction is "fair to the Company's *unaffiliated* shareholders" (emphasis added).

10.   Assuming the Company will revise the disclosure in response to the preceding comment, please address how the board, or any filing person relying on the Special Committee's recommendation or the opinion of Stephens, is able to reach the fairness determination as to unaffiliated security holders, given that Stephens' opinion addressed fairness with respect to "shareholders of the Company other than Parent, its affiliates and the Merger Agreement Rollover Investors" and the Special Committee's determination addressed fairness with respect to "the Company's shareholders (other than the Merger Agreement Rollover Investors)." It is unclear if Stephen's opinion and the Special Committee's determination excludes all affiliates of the Company, which may include not only officers and directors of the Company but also officers of the Company's affiliates, such as Mr. Berry, Mr. Bottazzi and Ms. Roberts, officers of Edelman Financial Services, LLC and any other directors and officers of the Company who are not Rollover Investors.

11.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the board's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the analysis of the board of directors does not appear to address the factors described in clauses (i), (ii), (iv), (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the board of directors believes the proposed merger is procedurally fair in the absence of such safeguards. We note a reference to an unaffiliated representative in the fourth paragraph on page 37, but such disclosure fails to explain why the board of directors believes the proposed merger is procedurally fair in the absence of such safeguard.

12.   Note that if the board has based its fairness determination on the analysis of factors undertaken by others (e.g., Stephens or the Special Committee), the board must <u>expressly adopt</u> such analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. If (1) the board did not adopt another person's discussion and analysis, or (2) the board *did* adopt the Special Committee's or Stephens' analyses and discussions but such analyses and discussions do not address each of the factors referenced in the preceding comment, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. For example, even if the board expressly adopted the discussion of

the Special Committee, we note that the Special Committee's discussion and analysis does not appear to address clauses (ii), (iv) or (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

Opinion of Financial Advisor…, page 37

13.   Refer to the second bullet point on page 38. Please confirm that all forecasts provided by management to Stephens and used by Stephens in its presentations to management and its opinion regarding fairness of the Rule 13e-3 transaction have been disclosed in the table on page 70.

14.   Update the paragraph following the bullet points on page 38 regarding the results of Stephens' solicitation of third parties' interest with respect to a possible business combination transaction with the Company.

Implied Transaction Multiples, page 40

15.   Refer to the first whole sentence on page 41. Disclose what management's "guidance and analysis" consisted of and the assumptions Stephens relied upon to arrive at the range of market values for the Non-Core Assets.

Discounted Cash Flow Analysis, page 43

16.   Please confirm that the projections referenced in this paragraph are the projections disclosed in the table on page 70.

17.   Please disclose the Company's estimated cost of equity referenced in the first two paragraphs on page 44.

Position of Parent, Merger Sub and the Lee Equity Filing Persons…, page 46

18.   Comment 11 and 12 above applies equally to the fairness determinations of the other filing persons referenced in this filing. Both the analysis of Parent, Merger Sub and the Lee Equity Filing Persons on page 46 and the analysis of the Rollover Investors on page 47 do not appear to address the factors described in clauses (ii) or (vi) of Instruction 2 to Item 1014 or Item 1014(d).

Effects of the Merger, page 50

19.   We refer to the chart on page 51. Please revise to include where Edelman Financial Services, LLC and Edelman Financial Services, Inc. would be located on this chart.

20.   Please revise the disclosure to make clear that "Lee Summer LP," as referred to in the chart, is the same entity as "Lee Summer Partnership," referred to in the first whole

paragraph on page 52. Please also revise the disclosure on pages 50 through 52 to clarify references to LEP Summer Holdings LLC, LEP Holdings, Lee Summer LP, Lee Summer GP, LLC and Lee Summer Holdings LLC. It is unclear from the text on page 50, the chart on page 51 and the table on page 52 whether any of the aforementioned entities are one and the same.

Interest in Net Book Value and Net Earnings, page 52

21.   Pursuant to Instruction 3 to Item 1013 of Regulation M-A, please disclose the effect of the Rule 13e-3 transaction on *each* affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Currently, the disclosure only provides such information as to the Rollover Investors in the aggregate. In addition to providing such information, consider retaining the current disclosure indicating the aggregate net book value and net earnings for all such Rollover Investors.

Mezzanine Notes, page 55

22.   Disclose the stated and effective interest rates as required by Item 1007(d)(1) of Regulation M-A.

Certain Projections, page 69

23.   We note the reference to certain other projections provided to Stephens but not disclosed in the proxy statement. Please provide such projections to the Staff supplementally and advise us in your response letter why management does not believe such projections are reliable.

24.   The first whole paragraph on page 70 refers to "numerous assumptions and estimates as to future events made by our management." Please disclose these underlying assumptions and estimates.

25.   The lead in sentence to the table on page 70 indicates that the table "summarizes" the Projections that management provided to the various parties. Please either disclose all the material projections provided by the Company and utilized by Stephens in preparing its presentations and formulating its opinion or revise this sentence to disclose that the table includes all such material information.

Estimated Fees and Expenses, page 72

26.   Please provide a breakdown of the $1.2 million in miscellaneous expenses.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions